UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 14, 2012
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on September 14, 2012, entitled "Election to Statoil's board".

Election to Statoil's board

The corporate assembly of Statoil ASA (OSE:STL, NYSE:STO) has elected Marjan Oudeman and Børge Brende as new members of Statoil's board of directors. In addition, Grace Reksten Skaugen has been elected as new deputy chairman of the board.

The election enters into effect from 15 September 2012.

All candidates were elected in accordance with the nomination committee's recommendation.

Information about the members of the board is available at www.statoil.com/board.

Contacts:

Investor relations
Hilde Merete Nafstad, vice president, investor relations
Tel: +47 957 83 911

Media
Jannik Lindbæk Jr, vice president for media relations
Tel: +47 977 55 622

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: September 14, 2012	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer